SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	September	2006
Commission File Number	000-30082
ENVOY COMMUNICATIONS GROUP INC.
(Translation of registrant’s name into English)
172 John Street, Toronto, Ontario, Canada M5T 1X5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document
1.

Material Change Report, dated September 21, 2006, related to the completion of the sale of Envoy's UK subsidiaries and Envoy's intention to use a part of the proceeds from this sale to effect a modified "Dutch Auction" tender offer.

DOCUMENT 1

FORM 51-102F3 MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF COMPANY

Envoy Communications Group Inc.
172 John Street
Toronto, Ontario
M5T 1X5

ITEM 2.	DATE OF MATERIAL CHANGE

September 15, 2006

ITEM 3.	NEWS RELEASE

Issued September 15, 2006 and distributed through the facilities of CNW.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

On September 15, 2006, the Company completed the sale of its United Kingdom subsidiaries, ECG Holdings (UK) Limited, Watt Gilchrist Limited and Parker Williams Design Limited, to Sun Chemical Corporation. The sale price of Cdn $27 million is payable in cash and will result in a net gain to the Company of approximately Cdn $6.5 million. In addition, the Company announced that it intends to use a portion of the sale proceeds to repurchase its common shares under a substantial issuer bid in the form of a modified “Dutch Auction” tender offer, subject to receiving certain regulatory approvals and exemptions.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

On September 15, 2006, the Company completed the sale of its United Kingdom subsidiaries, ECG Holdings (UK) Limited, Watt Gilchrist Limited and Parker Williams Design Limited, to Sun Chemical Corporation. The sale price of Cdn $27 million is payable in cash and will result in a net gain to the Company of approximately Cdn $6.5 million.

In addition, the Company announced that it intends to use a portion of the sale proceeds to repurchase its common shares under a substantial issuer bid in the form of a modified “Dutch Auction” tender offer, subject to receiving certain regulatory approvals and exemptions. The Board of Directors of the Company approved an issuer bid to purchase up to 8 million of the Company’s common shares for a cash price of not more than Cdn $2.50 and not less than Cdn $2.25 per common share, subject to regulatory approvals and exemptions and to customary conditions.

Please see the attached news release.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7.	OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.	EXECUTIVE OFFICER
	Contact:	Geoffrey Genovese, Chief Executive Officer
	Telephone:	(416) 593-1212
ITEM 9.	DATE OF REPORT September 21, 2006

Envoy Communications Group Inc. announces sale of UK holdings

10:32 EDT Friday, September 15, 2006

TORONTO, Sept. 15 /CNW/ - Envoy Communications Group Inc. (NASDAQ:ECGI/TSX:ECG) today announced the completion of the sale to Sun Chemical Corporation of its United Kingdom subsidiaries, ECG Holdings (UK) Limited, Watt Gilchrist Limited and Parker Williams Design Limited. Watt Gilchrist provides brand management, pre-press and film services, while Parker Williams is a London-based packaging design and brand specialist company.

The sale price of $27 million is payable in cash and will result in a net gain to Envoy of approximately $6.5 million. "We believe the sale of our UK holdings, which do not represent a core holding for Envoy, will enhance shareholder value", says Geoff Genovese, Envoy's CEO.

Mr. Genovese also stated that "the sale of our UK holdings will allow us to focus our attention on our wholly-owned subsidiary, Watt International Inc. and our merchant bank, Envoy Capital Group". Watt International will concentrate on its core business of providing strategy, branding and design services. Under the terms of a strategic services agreement, Watt International will continue to work with Watt Gilchrist Limited to support its customer's reprographic needs in North America. Watt International has a long standing reputation for delivering world-wide strategic branding solutions. In the past several months, Watt International has won a number of strategic consulting and branding assignments, which are expected to improve its future profitability.

This addition will greatly enhance Sun Chemical's understanding of packaging market trends and customer needs. "The acquisition of Watt Gilchrist and Parker Williams will enable us to better serve customers in the packaging segment and other markets requiring sophisticated color management", said Dr. David Hill, President and CEO of Sun Chemical.

Envoy is also announcing today that it intends to use a portion of the sale proceeds to repurchase common shares under a substantial issuer bid in the form of a modified "Dutch Auction" tender offer, subject to receiving certain regulatory approvals and exemptions. The Board of Directors has approved an issuer bid to purchase up to 8 million of Envoy's common shares for a cash price of not more than Cdn $2.50 and not less than Cdn $2.25 per common share, subject to regulatory approvals and exemptions and to customary conditions. Based on the number of shares tendered and the prices specified by the tendering shareholders, Envoy will determine the lowest price per share within the range that will enable it to buy 8 million shares properly tendered. Shareholders whose shares are purchased under the offer will be paid the purchase price in cash, without interest, promptly after the expiration date. If the number of shares properly deposited pursuant to the issuer tender offer exceeds 8 million shares, then the successfully deposited shares will be purchased on a pro rata basis (disregarding fractions) according to the number of shares deposited. Envoy will return all shares not purchased under the tender offer, including shares deposited at prices greater than the maximum purchase price per share, shares not purchased as a result of proration, and shares not accepted for purchase. If the offer is fully taken up, it will represent approximately 41.2% of the currently outstanding shares for a maximum purchase price of approximately Cdn $20 million. The Company intends to apply promptly for required regulatory approvals and exemptions, and to mail an offer to purchase and issuer bid circular, and related documents detailing the terms and conditions of the tender offer as soon as practicable after such approvals and exemptions are obtained.

This press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell Envoy common shares. The solicitation and the offers to buy Envoy common shares will only be made pursuant to a separate offer to purchase and issuer bid circular, and related materials. At the time the tender offer is commenced, Envoy will file an offer to purchase, issuer bid circular and related documents with Canadian securities regulatory authorities and a Tender Offer Statement on Schedule TO and with the United States Securities and Exchange Commission (the "SEC"). Shareholders should carefully read the Tender Offer Statement, the offer to purchase and issuer bid circular, the related letter of transmittal and other related materials when they are available because they will contain important information, including the various terms and conditions of the offer. The offer to purchase and issuer bid circular, the related letter of transmittal and certain other documents are expected to be sent to all holders of Envoy common shares, at no expense to them promptly following commencement of the offer. The Tender Offer Statement (including the offer to purchase and issuer bid circular, the related letter of transmittal and all other offer documents filed by Envoy with the SEC) will also be available at no charge at the SEC's website at http://www.sec.gov. and the website of the Canadian Securities administrators at www.sedar.com. Shareholders are urged to read these materials carefully prior to making any decision with respect to the tender offer.

About Envoy

Envoy Communications Group (NASDAQ: ECGI / TSX:ECG) businesses include the Watt Group, an international consumer and retail branding group of companies, and Envoy Capital Group, a merchant banking and financial services company. For more information on Envoy Communications Group Inc., visit our website at www.envoy.to

About Sun Chemical

Sun Chemical, the world's largest producer of printing inks and pigments, is a leading provider of materials to packaging, publication, coating, plastics, cosmetics, and other industrial markets. With annual sales approaching $4 billion, Sun Chemical has over 12,000 employees supporting customers around the world. The Sun Chemical Group of companies includes such well-known names as Coates Lorilleux, Hartmann, Kohl & Madden, and US Ink. Sun Chemical Corporation in the U.S. and Sun Chemical Limited in England are subsidiaries of Sun Chemical Group B.V., the Netherlands. Sun Chemical has headquarters in Parsippany, New Jersey, U.S.A.; Slough, England; and Weesp, the Netherlands. For more information, visit their website at www.sunchemical.com.

Cautionary Statement

Certain statements contained in this press release may constitute "forward-looking statements" or "forward-looking information" within the meaning of Section 21E (i) (1) of the United States Securities Exchange Act of 1934 and applicable Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events or Envoy's actual results to be materially different from any events or future results expressed or implied by these statements. Such factors include but are not limited to, the following: general economic and business conditions, changes in demand for Envoy's services, changes in competition, the ability of Envoy to integrate acquisitions or complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, volatility in the market price of Envoy's common shares, there is no assurance that regulatory approvals or exemptions will be obtained or offer conditions will be satisfied, the extent to which holders of common shares determine to tender their shares to any offer, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Envoy that Envoy's plans and objectives will be achieved. These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.

For further information: Envoy Communications Group Inc., Contact: Geoffrey Genovese, Tel: (416) 593-1212, Or contact our investor relations department at: info@envoy.to

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENVOY COMMUNICATIONS GROUP INC.
(Registrant)
Date:	September 21, 2006	By:	/S/ JOSEPH L. LEEDER
Name: Joseph L. Leeder Title: Chief Financial Officer